

November 21, 2014

Via E-mail
Brian E. Farley
Chief Executive Officer
Entellus Medical, Inc.
3600 Holly Lane North, Suite 40
Plymouth, MN 55447

Re: Entellus Medical, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 13, 2014
CIK No. 0001374128

Dear Mr. Farley:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Capitalization, page 43

1.   Please revise to include long-term debt in the total capitalization balance in the capitalization table since it is a component of your capitalization.

Results of Operations, page 52

2.   We note your statement in your response to prior comment 5 that the increase in your gross margin during the fiscal year ended December 31, 2013 was "primarily the result of increased volume." It is unclear how this is consistent with your disclosure in the last sentence of the penultimate paragraph on page 53 of your prospectus. Please advise or revise your disclosure as appropriate.

<u>Other Expense, Net, page 53</u>

3.   Please revise to change the reference in the first paragraph from six months ended to nine months ended September 30, 2013.

        You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

                                        Sincerely,

                                        /s/ Tim Buchmiller for

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail):   Charles K. Ruck, Esq.
                        Latham & Watkins LLP